W&R TARGET FUNDS, INC.
6300 LAMAR AVENUE
P.O. BOX 29217
SHAWNEE MISSION, KANSAS 66201-9217

June 5, 2007

Alison White
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re: W&R Target Funds, Inc.
File No. 333-141553/CIK No. 810016

Dear Ms. White:

         On behalf of W&R Target Funds, Inc. (the "Corporation"), we are responding to the comments that you gave to me by telephone on April 13, 2007, as we understand them, regarding the Form N-14 filed on behalf of the Bond Portfolio (the "Fund"), a series of the Corporation. For convenience, each of your comments is repeated below, with responses immediately following.

1.	Comment:	In the Questions and Answer section, please describe the new fee structure, including any breakpoints and the effective date.

	Response:	The following disclosure will be added to the answer to Question 3, regarding the revised management fee structure:

As part of their consideration of various aspects of the proposed Acquisition, the Board of Directors of the Corporation considered and approved a revised management fee structure, to become effective for the Acquiring Fund upon completion of the Acquisition. The new fee schedule will be:

A cash fee computed each day on the net assets of the Fund at the annual rates listed below:

Net Assets	Fee
Up to $1 billion	0.475% of net assets
Over $1 billion and up to $1.5 billion	0.450% of net assets
Over $1.5 billion	0.040% of net assets

2.	Comment:	Under "Shareholder Fees," where you have noted "None," please replace with "N/A."

	Response:	Agreed. This change will be made to the "Shareholder Fees" section.

3.	Comment:	In the table entitled "Annual Fund Operating Expenses," the amounts should be gross of the fee waiver, and the net effect of the fee waivers on the expenses should be disclosed in a footnote.

Response:

The expense tables for the Acquired Fund and the Acquiring Fund have been changed, and now reflect amounts which are gross of the fee waiver. The footnote has also been changed to disclose the net effect of the fee waivers.

4.	Comment:	The numbers in the "Expense Examples" should also be gross of the fee waiver.

	Response:	The numbers in the "Expense Examples" have been changed to be gross of the fee waiver.

5.	Comment:	Footnote 2 to the Annual Fund Operating Expenses table is missing.

	Response:	Agreed. This was due to an editing error. There is no footnote, and such indication has been removed.

6.	Comment:	In the "Expense Examples" section, it is not necessary to have the second row for each item, "if shares are not redeemed at end of period" since there is no sales charge assessed on redemptions.

	Response:	Agreed. The Expense Examples have been changed to eliminate unnecessary duplication.

7.	Comment:

In the section entitled "Principal Investment Risks," at the end, it states "the principal investment risks of the Acquired Fund and the Acquiring Fund are similar." Please add to this sentence that the Acquiring Fund will have greater exposure to foreign securities' risk and may invest in low-rated debt securities.

	Response:	Agreed. The paragraph will be amended as follows:

As noted above, the principal investment risks of the Acquired Fund and the Acquiring Fund are similar, except that the Acquiring Fund may have a greater exposure to foreign securities and may invest up to 35% in low-rated debt securities. As with any mutual fund, the value of each Fund's shares will change, and you could lose money on your investment.

8.	Comment:	Under the section entitled "Performance Information," add the words "and Acquiring" after "Acquired" and before "Fund" so that it reads "Acquired and Acquiring Fund Performance Information."

	Response:	Agreed. The section is now entitled: "Acquired and Acquiring Fund Performance Information."

9.	Comment:	In the first bullet for each Fund's performance information, please remove the word "average" before "annual total returns."

	Response:	Agreed. The word "average" will be removed from the bullet in both instances indicated.

10.	Comment:	In the section entitled "Capitalization," add a footnote to explain the adjustment made to shares outstanding under the column entitled "Pro Forma Adjustments."

	Response:	Agreed. The "shares outstanding" number in the column entitles Pro Forma Adjustments has been footnoted. The new footnote reads:

[2]The adjustment in the shares outstanding is due to the difference in net asset value between the Acquired Fund and the Acquiring Fund.

11.	Comment:	In the section entitled "Voting Rights," please add the disclosure that a small number of shareholders may determine the vote, due to proportional voting.

	Response:	Agreed. The following disclosure has been added as the first paragraph in the Section entitled "Voting Rights":

The effect of such proportional voting is that a small number of shareholders may determine the outcome of the vote.

12.	Comment:	In the section entitled, "Pro Forma Financial Statements," please add the percentage of net assets for each security classification; please also add a column to reflect the cost of each investment.

	Response:	The percentages of net assets for each security classification have been added to the Pro Forma Financial Statements.

We respectfully note that we do not typically include the cost of each investment in the financial statements, as it is not a GAAP or S-X reporting requirement.

13.	Comment:	The Pro Forma combined net assets should be adjusted to reflect the payment of merger-related costs by the Funds.

Response:

We respectfully note that the Pro Forma combined net assets listed in the column entitled "Pro Forma Combined Statement of Assets and Liabilities (Unaudited)" in the Statement of Additional Information does reflect the payment of merger-related expenses by the Funds. However, due to an editing error, this number was not correct. It has been corrected to reflect that the merger-related costs paid by the Funds is expected to be $25,300, and not $29,000 as previously indicated.

14.	Comment:

In the section entitled "Pro Forma Combined Statement of Assets and Liabilities" and "Pro Forma Combined Statement of Operations," please delete inappropriate captions for which there is no information, such as "prepaid and other assets"

Response:

Agreed. The entry entitled "Prepaid and other assets," in the section entitled "Pro Forma Combined Statement of Assets and Liabilities" will be deleted, as will the entry entitled "Dividends" in the section entitled "Pro Forma Combined Statement of Operations."

15.	Comment:

In the column "ProForma Adjustments," you identify $29,000 for proxy-related expenses, but in the Capitalization table, you reflect an adjustment of $25,900 for the same expenses. Why are these different?

	Response:	The difference is from an editing error. The correct number in both instances is $25,300, and has been revised accordingly.

In connection with the above comments and our responses, the Corporation on behalf of the Fund acknowledges that:

  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1923.

Very Truly Yours,

/s/Kristen A. Richards Kristen A. Richards Vice President, Assistant Secretary and
Associate General Counsel